UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2026

John M. Deitzer
Chief Financial Officer
Atkore Inc.
16100 South Lathrop Avenue
Harvey, Illinois 60426

Re: Atkore Inc.
Form 10-K for the Year Ended September 30, 2025
Filed November 26, 2025
File No. 001-37793

Dear John M. Deitzer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing